Exhibit 12.1

PEBBLEBROOK HOTEL TRUST
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
(In thousands, except ratios)

		For the year ended December 31,
		2014	2013	2012	2011	2010

	Earnings
	Add:
	Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	$66,729	$36,795	$22,404	$13,427	$(6,722)
	Fixed charges	30,089	27,799	16,802	14,842	1,688
	Distributed income of equity investees	9,152	1,617	—	—	—
	Total Added Items	105,970	66,211	39,206	28,269	(5,034)
	Subtract:
	Interest capitalized	—	(206)	(236)	—	—
	Total Earnings	$105,970	$66,005	$38,970	$28,269	$(5,034)

	Fixed Charges
	Add:
	Interest expensed	$27,669	$23,938	$13,532	$12,098	$1,225
	Interest capitalized	—	206	236	—	—
	Amortized premiums, discounts and capitalized expenses related to indebtedness	(604)	(259)	1,400	1,555	415
	Estimate of interest within rental expense	3,024	3,914	1,634	1,189	48
	Total Fixed Charges	30,089	27,799	16,802	14,842	1,688
	Preferred share dividends	25,095	22,969	17,841	10,427	—
	Combined Fixed Charges and Preferred Share Dividends	$55,184	$50,768	$34,643	$25,269	$1,688
	Ratio of Earnings to Fixed Charges	3.52	2.37	2.32	1.90	—	(1)
	Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends	1.92	1.30	1.12	1.12	—	(1)

	________________
(1)
Earnings for this period were less than zero. The total fixed charges amount for this period was approximately $1,688,000 and the total earnings amount was approximately $(5,034,000). The amount of the deficiency, or the amount of fixed charges in excess of earnings, was approximately $6,722,000. There were no preferred shares outstanding during this period.